# SEC Schedule 13D/A (Amendment No. 29) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MILLICOM INTERNATIONAL CELLULAR SA, CIK 0000912958
CUSIP: L6388F110
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Date of event which requires filing of this statement: 06/25/2026
Filed by CIK 0001952901
Persons authorized to receive notices and communications: Denis Klimentchenko, Skadden, Arps, Slate, Meagher & Flom, (UK) LLP, 22 Bishopsgate, London, United Kingdom (X0), EC2N 4BQ, 44(0)20 7519 7289

## Reporting persons
- Atlas Investissement SAS (CIK 0001952901): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: bank loan (BK), other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 common shares, par value $1.50 per share ("Common Shares") of Millicom International Cellular S.A., a Luxembourg company (the "Issuer"), beneficially owned by Atlas Investissement SAS, a company incorporated under French law as a societe par actions simplifiee ("Atlas Investissement"), plus 6,000,000 additional Common Shares that Atlas Investissement expects to purchase under the Equity Derivative Transaction Agreements (as defined in Item 4 below) on or before September 29, 2026. Iliad Holding SAS ("Iliad Holding"), as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya SAS ("Maya"), as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. Xavier Niel, the President of Maya, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the "Niel Family") may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Iliad Holding SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement expects to purchase under the Equity Derivative Transaction Agreements on or before September 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Maya SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement expects to purchase under the Equity Derivative Transaction Agreements on or before September 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Xavier Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement expects to purchase under the Equity Derivative Transaction Agreements on or before September 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Jules Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement expects to purchase under the Equity Derivative Transaction Agreements on or before September 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- John Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement expects to purchase under the Equity Derivative Transaction Agreements on or before September 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Elisa Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement expects to purchase under the Equity Derivative Transaction Agreements on or before September 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Joseph Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 82,982,244; sole dispositive power 0; shared dispositive power 82,982,244; aggregate amount beneficially owned 82,982,244 (49.5% of the class)
  Comment: (1) Reflects 76,982,244 Common Shares beneficially owned by Atlas Investissement, plus 6,000,000 additional Common Shares that Atlas Investissement expects to purchase under the Equity Derivative Transaction Agreements on or before September 29, 2026. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,707,493 Common Shares outstanding as of May 31, 2026 (169,000,000 Common Shares outstanding, less 1,292,507 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.

## Item 1. Security and Issuer
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Comment: This Amendment No. 29 ("Amendment No. 29") to Schedule 13D relates to the Common Shares, par value $1.50 per share (the "Common Shares"), of Millicom International Cellular S.A., a Luxembourg company ("Issuer"), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as previously amended (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 29 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Financing Upsize
On June 25, 2026, Atlas Investissement entered into:
(i) four separate amendment and restatement agreements (each an "Second Amendment Agreement" and the resulting transactions thereunder the "Amended Transactions") with the four unaffiliated third party financial institutions who were the counterparties to the original secured equity financing transaction described in Amendment No. 24 to the Schedule 13D, as amended and described in Amendment No. 27 to the Schedule 13D (the "Original Equity Financing Transactions"); and
(ii) two separate master agreements (each, an "Additional Master Agreement") together with related confirmations (such resulting transactions thereunder the "Additional Transactions") with two unaffiliated third party financial institutions, pursuant to which Atlas Investissement entered into transactions consisting each of prepaid forwards and equity swaps that together constitute a secured equity financing transaction based on the value of Common Shares owned by Atlas Investissement (and including margin call mechanisms), on substantially similar terms as the Amended Transactions referred to in the paragraph above.

Pursuant to such Second Amendment Agreements together with the Additional Master Agreements, the maximum amount available to Atlas Investissement under the Amended Transactions and the Additional Transactions was further increased by an aggregate of approximately USD 360,758,674 compared to the position resulting from the Original Equity Financing Transactions as described in Amendment No. 27 to the Schedule 13D, and made available to Atlas Investissement on June 26, 2026 (the "Second Upsize Transactions" and, further to the above taken together, the "Equity Financing Transactions"). Accordingly, the corresponding documentation relating to each such outstanding Original Equity Financing Transaction as described in Amendment No. 27 to the Schedule 13D was amended for the purposes of implementing the Second Upsize Transactions, such documentation otherwise remaining on substantially the same terms as that filed in Amendment No. 27 to the Schedule 13D.

The purpose of the amounts to be drawn relating to such Second Upsize Transactions is limited to: (i) pursuant to the transactions under each Second Amendment Agreement only, the payment (pursuant to each Second Amendment Agreement) of the amounts due as a result of the early unwind of the original transactions, (ii) the payment of amounts due in connection with the settlement of all amounts due under the original Equity Derivative Transaction (as such term is defined in Amendment No. 26 to the Schedule 13D, the "Original Equity Derivative Transaction") and the New Equity Derivative Transaction (as such term is defined in Amendment No. 27 to the Schedule 13D), (iii) the payment of any amounts due by Atlas Investissement either (a) in connection with any form of market purchases of Common Shares or (b) in connection with the settlement of any physically settled equity swap transaction(s) having the Common Share as underlying instrument, subject to certain further conditions set out in the corresponding documentation, and (iv) and the payment of related transaction costs and expenses. The security interests relating to such Second Upsize Transactions are substantially similar to those granted under the Original Equity Financing Transactions and accordingly include pledges over the Common Shares held by Atlas Investissement from time to time.

For the avoidance of doubt, the implementation of the above-mentioned Second Upsize Transactions does not require the purchase of any Common Shares by either Atlas Investissement or its counterparties.

The foregoing description of the transactions is qualified in its entirety by reference to the terms of each of the amended master agreements, master agreements, prepaid forwards confirmations and equity swaps confirmations, each of which is filed as exhibit to this Amendment No. 29 and incorporated herein by reference.

Physical Settlement of Equity Derivative Transactions
On June 29, 2026, Atlas Investissement physically settled the remaining balance of the Original Equity Derivative Transaction and the New Equity Derivative Transaction. Accordingly, in connection with such transactions as amended from time to time, Atlas Investissement has acquired a total number of 6,512,226 Common Shares for an aggregate purchase price of approximately USD 522,390,837 (excluding commissions and interest). The aggregate amounts reflect a previous increase to the maximum equity notional amount under these equity derivative transactions. The purchase was funded by proceeds drawn under the New Equity Financing Transactions (as such term is defined in Amendment No. 27 to the Schedule 13D) and the Second Upsize Transactions.

June Equity Derivative Transaction
The June Equity Derivative Transaction (as defined in Item 4 below), is expected to be funded either with the proceeds to be drawn further to a future amendment with a view to upsizing the equity financing transaction with unaffiliated third party financial institutions, as disclosed in this Amendment No. 29 to the Schedule 13D, or by funds borrowed from one of the affiliates of Atlas Investissement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 3 of this Amendment No. 29 is incorporated herein by reference.

On June 29, 2026, Atlas Investissement entered into a confirmation relating to an equity derivative transaction (the "June Equity Derivative Transaction" and the documentation relating thereto the "Equity Derivative Transaction Agreements") with an unaffiliated third party financial institution (the "Bank"), pursuant to which Atlas Investissement expects to purchase up to 6,000,000 Common Shares on or before September 29, 2026. The actual timing and the number of Common Shares under such transaction will be determined based on the hedging position of the Bank in accordance with certain parameters of the Equity Derivative Transaction Agreements. Under the terms of the Equity Derivative Transaction Agreements, absent any extraordinary event, Atlas Investissement will be obligated to pay the Bank in cash an amount defined under such agreements for the acquisition of a number of Common Shares determined in accordance with the terms of such agreements, in consideration of which the Bank will be obligated, at each relevant settlement date in accordance with the terms of such agreements, to deliver such number of such Common Shares. Cash dividends (relating to the Common Shares not having yet been delivered to Atlas Investissement under the Equity Derivative Transaction Agreements) paid during the term thereof will give rise to a payment by the Bank to Atlas Investissement for an amount determined (taking into account all relevant withholding taxes) in accordance with the Equity Derivative Transaction Agreements. All balances will be exclusively physically settled, absent any extraordinary event, at the scheduled settlement dates of the Equity Derivative Transaction Agreements, although Atlas Investissement has the right to request an earlier settlement date for a physical settlement relating to the entirety of the Bank's hedging position at the relevant time. The Equity Derivative Transaction Agreements provide that Atlas Investissement does not have any direct or indirect voting, investment or dispositive control over any of the Common Shares held by the Bank corresponding to its hedging position until a settlement and delivery of such shares to Atlas Investissement and that the Bank will not notify or consult with Atlas Investissement regarding any voting rights with respect to the Common Shares that relate to its hedging position.

The foregoing description of the June Equity Derivative Transaction is qualified in its entirety by reference to the terms of the Confirmation relating to the June Equity Derivative Transaction, a copy of which is filed as exhibit to this Amendment No. 29 and incorporated herein by reference.

Separately from the above, on June 26, 2026, Atlas Investissement has irrevocably elected cash settlement for the three European-style call spread option transactions contemplated under each of the respective Letter Agreements on Share Option Transaction (as defined and described in Amendment No. 21 to the Schedule 13D).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of each of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of each of the cover pages.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4 above, the Reporting Persons have not effected any transactions in Common Shares since Amendment No. 28 to the Schedule 13D was filed on June 23, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 4 of this Amendment No. 29 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

64. Second Amendment Agreement relating to the Second Upsize Transactions, dated June 25, 2026 by and between Atlas Investissement SAS and BNP Paribas

65. Second Amendment Agreement relating to the Second Upsize Transactions, dated June 25, 2026 by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

66. Second Amendment Agreement relating to the Second Upsize Transactions, dated June 25, 2026 by and between Atlas Investissement SAS and Natixis

67. Second Amendment Agreement relating to the Second Upsize Transactions, dated June 25, 2026 by and between Atlas Investissement SAS and Societe Generale

68. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on June 25, 2026 pursuant to the Second Amendment Agreement referred to in Exhibit 64) by and between Atlas Investissement SAS and BNP Paribas

69. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on June 25, 2026 pursuant to the Second Amendment Agreement referred to in Exhibit 65) by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

70. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on June 25, 2026 pursuant to the Second Amendment Agreement referred to in Exhibit 66) by and between Atlas Investissement SAS and Natixis

71. Amended and restated FBF Master Agreement (initially dated November 12, 2025 and as amended and restated on June 25, 2026 pursuant to the Second Amendment Agreement referred to in Exhibit 67) by and between Atlas Investissement SAS and Societe Generale

72. FBF Master Agreement dated June 25, 2026 by and between Atlas Investissement SAS and Citibank Europe

73. FBF Master Agreement dated June 25, 2026 by and between Atlas Investissement SAS and ING Bank

74. Confirmation of Prepaid Forwards by and between Atlas Investissement SAS and BNP Paribas

75. Confirmation of Prepaid Forwards by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

76. Confirmation of Prepaid Forwards by and between Atlas Investissement SAS and Natixis

77. Confirmation of Prepaid Forwards by and between Atlas Investissement SAS and Societe Generale

78. Confirmation of Prepaid Forwards by and between Atlas Investissement SAS and Citibank Europe

79. Confirmation of Prepaid Forwards by and between Atlas Investissement SAS and ING Bank

80. Confirmation of Equity Swaps by and between Atlas Investissement SAS and BNP Paribas

81. Confirmation of Equity Swaps by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

82. Confirmation of Equity Swaps by and between Atlas Investissement SAS and Natixis

83. Confirmation of Equity Swaps by and between Atlas Investissement SAS and Societe Generale

84. Confirmation of Equity Swaps by and between Atlas Investissement SAS and Citibank Europe

85. Confirmation of Equity Swaps by and between Atlas Investissement SAS and ING Bank

86. Confirmation related to the June Equity Derivative Transaction, dated June 29, 2026 by and between Atlas Investissement SAS and Societe Generale

## Signatures
- Atlas Investissement SAS: /s/ Anthony Maarek, Anthony Maarek, Managing Director (06/29/2026)
- Iliad Holding SAS: /s/ Xavier Niel, Xavier Niel, President of Maya SAS, itself President of Iliad Holding SAS (06/29/2026)
- Maya SAS: /s/ Xavier Niel, Xavier Niel, President (06/29/2026)
- Xavier Niel: /s/ Xavier Niel, Xavier Niel (06/29/2026)
- Jules Niel: /s/ Jules Niel, Jules Niel (06/29/2026)
- John Niel: /s/ John Niel, John Niel (06/29/2026)
- Elisa Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Elisa Niel (06/29/2026)
- Joseph Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Joseph Niel (06/29/2026)